SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

Amendment No. 1

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CENTURY PROPERTIES FUND XVII, LP

(Name of the Issuer)

CENTURY PROPERTIES FUND XVII, LP

FOX PARTNERS

FOX CAPITAL MANAGEMENT CORPORATION

AIMCO PROPERTIES, L.P.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/IPT, INC.

AIMCO-GP, INC.

AIMCO IPLP, L.P.

AIMCO CPF XVII MERGER SUB LLC

(Name of Person(s) Filing Statement)

Series A Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John Bezzant

Executive Vice President

Apartment Investment and Management Company

4582 South Ulster Street, Suite 1100

Denver, Colorado 80237

(303) 757-8101

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☑	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$7,354,906.86	$853.21

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 22,134 Series A limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $332.29 per limited partnership unit.

**	Calculated as the sum of (i) the initial transaction valuation of $6,887,658.12 multiplied by 0.0001161, and (ii) the increase in transaction value of $467,248.74 multiplied by 0.0001146.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $799.66	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4 (Registration No. 333-175846)	Date Filed: July 28, 2011

Amount Previously Paid: $53.55	Filing Party: Apartment Investment and Management Company; AIMCO Properties, L.P.
Form or Registration No.: Form S-4 (Registration No. 333-175846)	Date Filed: December 19, 2011

INTRODUCTION

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Century Properties Fund XVII, LP, a Delaware limited partnership (the “Company” or “CPF XVII”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Partners, a California general partnership and the general partner of CPF XVII (“Fox”); (3) Fox Capital Management Corporation, a California corporation and the managing general partner of Fox (“FCMC”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO/IPT and the general partner of Aimco OP (“Aimco-GP”); (8) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (9) AIMCO CPF XVII Merger Sub LLC, a Delaware limited liability company of which Aimco OP is the sole member (“Merger Sub”).

This Schedule 13E-3 relates to the merger of Merger Sub with and into the Company with the Company as the surviving entity, which is described in the information statement/prospectus which forms a part of the registration statement on Form S-4 filed by Aimco and Aimco OP contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is incorporated by reference in Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.

As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.

ITEM 1. Summary Term Sheet

Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2. Subject Company Information

(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CENTURY PROPERTIES FUND XVII, LP” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT CENTURY PROPERTIES FUND XVII, LP—Distributions to Limited Partners” and “COMPARISON OF SERIES A UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

ITEM 3. Identity and Background of Filing Person

(a)-(c)	This Schedule 13E-3 is being filed by Century Properties Fund XVII, LP, a Delaware limited partnership (the “Company” or “CPF XVII”), Fox Partners, a California general partnership (“Fox”), Fox Capital Management Corporation, a California corporation (“FCMC”), AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), Apartment Investment and Management Company, a Maryland corporation (“Aimco”), AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”), AIMCO-GP, Inc., a Delaware corporation (“Aimco-GP”), AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”), and AIMCO CPF XVII Merger Sub LLC, a Delaware limited liability company (“Merger Sub”).

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of AIMCO/IPT. Fox is the general partner of the Company and is an affiliate of Aimco. FCMC is the managing general partner of Fox and is wholly owned by AIMCO/IPT. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner.

The principal business of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, and AIMCO IPLP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of Fox is managing the affairs of CPF XVII. FCMC is the managing general partner of Fox. Merger Sub was formed solely for the purpose of consummating the merger with the Company and does not have any assets or operations. The business address of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, AIMCO IPLP and Merger Sub is 4582 South Ulster Street, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of CPF XVII, Fox and FCMC is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone number is (864) 239-1000. CPF XVII is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT CENTURY PROPERTIES FUND XVII, LP” and “Annex D—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco OP, Aimco-GP, AIMCO/IPT, AIMCO IPLP, CPF XVII, Fox or FCMC nor, to the best of their knowledge, any of the persons listed in Annex D of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. Terms of the Transaction

(a)(1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF SERIES A UNITS AND AIMCO OP UNITS” and “Annex A—Amended and Restated Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. In the merger, each Series A unit of limited partnership interest of CPF XVII (each a “Series A Unit”) will be converted into the right to receive, at the election of the holder of such unit, either $332.29 in cash or in partnership common units of Aimco OP. However, if Aimco OP determines that the law of the state or other jurisdiction in which a limited partner resides would prohibit the issuance of partnership common units of Aimco OP in that state or other jurisdiction (or that registration or qualification in that state or jurisdiction would be prohibitively costly), then such limited partner will not be entitled to elect partnership common units of Aimco OP, and will receive cash. The Series B units of limited partnership interest of CPF XVII (the “Series B Units”) will not be affected by the merger and will remain outstanding following consummation of the merger. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Appraisal Rights” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF SERIES A UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT CENTURY PROPERTIES FUND XVII, LP—Certain Relationships and Related Transactions” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” and “THE MERGER—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the caption “THE MERGER AGREEMENT” is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER—Background of the Merger” and “THE MERGER—Future Plans for the Properties” is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER—Background of the Merger,” “THE MERGER—Future Plans for the Properties” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference:

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Effects of the Merger” is incorporated herein by reference. Aimco’s and its affiliates’ interest in the net book value of CPF XVII for the period ended December 31, 2010 was $(23,938,000) out of a total $(33,960,000) or 70.5%. Aimco’s and its affiliates’ interest in the losses from continuing operations of CPF XVII for the year ended December 31, 2010 was $(1,327,000) out of a total $(1,883,000), or 70.5%. After completion of the merger and the distribution of the remaining net proceeds attributable to the Series B Units, Aimco’s and its affiliates’ interest in the net book value and losses from continuing operations of CPF XVII will increase to $(33,960,000) and $(1,883,000), respectively, or 100% and 100%, respectively.

ITEM 8. Fairness of the Transaction

(a)-(b)	Fairness/Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The (i) appraisal report dated as of March 15, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by Cogent Realty Advisors, LLC (“CRA”) and related to Peakview Place Apartments, (ii) appraisal report dated as of March 16, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by CRA and related to Creekside Apartments, and (iii) appraisal report dated as of March 21, 2011 and related supplemental letters dated as of June 3, 2011 and December 7, 2011, each prepared by CRA and related to The Village in the Woods Apartments, are included as Exhibits (c)(1) through (c)(9), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The board presentation dated December 19, 2011, prepared by Duff & Phelps, LLC (the “D&P Presentation”) is included as Exhibit (c)(11) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “SPECIAL FACTORS—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals,” “Annex C—Opinion of Duff & Phelps, LLC” and “Annex E—Summary of Appraisals Table” is incorporated herein by reference. The (i) appraisal report dated as of March 15, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by CRA and related to Peakview Place Apartments, (ii) appraisal report dated as of March 16, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by CRA and related to Creekside Apartments, and (iii) appraisal report dated as of March 21, 2011 and related supplemental letters dated as of June 3, 2011 and December 7, 2011, each prepared by CRA and related to The Village in the Woods Apartments, are included as Exhibits (c)(1) through (c)(9), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The D&P Presentation is included as Exhibit (c)(11) to this Schedule 13E-3 and is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction,” “Special Factors—Opinion of Financial Advisor,” “SPECIAL FACTORS—The Appraisals” and “Annex C—Opinion of Duff & Phelps, LLC” is incorporated herein by reference. The (i) appraisal report dated as of March 15, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by CRA and related to Peakview Place Apartments, (ii) appraisal report dated as of March 16, 2011 and related supplemental letters dated as of June 17, 2011 and December 5, 2011, each prepared by CRA and related to Creekside Apartments, and (iii) appraisal report dated as of March 21, 2011 and related supplemental letters dated as of June 3, 2011 and December 7, 2011, each prepared by CRA and related to The Village in the Woods Apartments, are included as Exhibits (c)(1) through (c)(9), respectively, to this Schedule 13E-3 and are incorporated herein by reference. The D&P Presentation is included as Exhibit (c)(11) to this Schedule 13E-3 and is incorporated herein by reference.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested holder of Series A Units or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration

(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT CENTURY PROPERTIES FUND XVII, LP—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.

ITEM 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background of the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.

ITEM 13. Financial Statements

(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF CENTURY PROPERTIES FUND XVII, LP,” “Annex F—CPF XVII’s Annual Report on Form 10-K for the year ended December 31, 2010” and “Annex G—CPF XVII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.

ITEM 15. Additional Information

(b)	Other Material Information. The information set forth in the Information Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.

ITEM 16. Exhibits

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of March 15, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of June 17, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.2 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of December 5, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.7 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of March 16, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.3 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(5)	Supplemental Letter, dated as of June 17, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.4 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(6)	Supplemental Letter, dated as of December 5, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.8 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(7)	Appraisal Report, dated as of March 21, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.5 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(8)	Supplemental Letter, dated as of June 3, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.6 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(9)	Supplemental Letter, dated as of December 7, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.9 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(10)	Opinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4 File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(11)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps, LLC

(d)	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by CPF XVII on December 19, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

CENTURY PROPERTIES FUND XVII, LP

By:	Fox Partners,
Its General Partner

By:	Fox Capital Management Corporation,
Its Managing General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

FOX PARTNERS

By:	FOX CAPITAL MANAGEMENT CORPORATION, Its Managing General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

FOX CAPITAL MANAGEMENT CORPORATION

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:	/s/ Trent A. Johnson
Name: Trent A. Johnson
Title: Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO/IPT, INC.

By:	/s/ Trent A. Johnson

	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO-GP, INC.

By:	/s/ Trent A. Johnson

	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.,
Its General Partner

By:	/s/ Trent A. Johnson

	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011

AIMCO CPF XVII MERGER SUB LLC

By:	AIMCO PROPERTIES, L.P.,
Its Sole Member

	By:	AIMCO-GP, INC.,
Its General Partner

By:	/s/ Trent A. Johnson

	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(b)	Senior Secured Credit Agreement, dated as of December 13, 2011, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., the lenders party thereto, KeyBank National Association, as administrative agent, swing line lender and a letter of credit issuer, Wells Fargo Bank, N.A., as syndication agent and Bank of America, N.A. and Regions Bank, as co-documentation agents (Exhibit 10.1 to Aimco’s and Aimco OP’s Current Report on Form 8-K, dated December 13, 2011 is incorporated herein by this reference).

(c)(1)	Appraisal Report, dated as of March 15, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(2)	Supplemental Letter, dated as of June 17, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.2 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(3)	Supplemental Letter, dated as of December 5, 2011, by Cogent Realty Advisors, LLC, related to Peakview Place Apartments (Exhibit 99.7 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(4)	Appraisal Report, dated as of March 16, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.3 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(5)	Supplemental Letter, dated as of June 17, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.4 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(6)	Supplemental Letter, dated as of December 5, 2011, by Cogent Realty Advisors, LLC, related to Creekside Apartments (Exhibit 99.8 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(7)	Appraisal Report, dated as of March 21, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.5 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(8)	Supplemental Letter, dated as of June 3, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.6 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on July 28, 2011 is incorporated herein by reference).

(c)(9)	Supplemental Letter, dated as of December 7, 2011, by Cogent Realty Advisors, LLC, related to The Village in the Woods Apartments (Exhibit 99.9 to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(10)	Opinion of Duff & Phelps, LLC, dated as of December 19, 2011 (Annex C to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(c)(11)	Board Presentation dated December 19, 2011, prepared by Duff & Phelps, LLC

(d)	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by CPF XVII on December 19, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-175846, filed by Aimco and Aimco OP on December 19, 2011 is incorporated herein by reference).

(g)	Not applicable.